The Pool at Hollingsworth

Regulation Crowdfunding



Goal: $1,300,000 up to $1,500,000

Term Loan
6% Interest Rate

Invest

(https://marketplace.vicinitycapital.com/trade/estimatecalculation/NzIxNDk4NQ==)

Start date: September 19, 2022

End date: November 30, 2022

The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

Highlights

- Planned financial return while helping create the amenity Hollingsworth Park residents have been waiting for

- Investors get first priority in purchasing a membership

- Built-in membership demand from local residents verified by neighborhood surveys

- Land and complete site work (>$750k value) contributed by local developer, with grading/excavation already underway

Overview

The Opportunity

The Pool at Hollingsworth Park is an in-demand amenity in a premier neighborhood. Hollingsworth Park is the central residential neighborhood within Verdae, an 1,100 acre residential, commercial and recreational development located minutes from downtown in Greenville, SC.

Surrounding the 20-acre Legacy Park, Hollingsworth Park's smart, flexible master plan comprises diverse housing at varying price points from the $500,000s into the millions. At completion, the community will have more than 950 homes.

As this area continues to grow, so does demand for new places to live, work, and play. While community pools and swimming clubs are extremely popular in Greenville, Hollingsworth Park does not have a pool amenity — until now.

Introducing the Pool at Hollingsworth Park: a fully designed and engineered private pool and swim club that is nearly shovel-ready and could become a reality as early as Summer 2023.



The Location

The Pool at Hollingsworth Park will be located within walking distance from more than 700 existing residences — with more to come — on easily walkable sidewalks and neighborhood streets.

One of the few remaining places available to construct the Pool at Hollingsworth Park is Crossmoor at Hollingsworth Park, the new 22-lot residential neighborhood at Verdae Crest Drive and Chadsworth Drive. Site construction is already underway and will soon be ready for the pool.



The Project

Babcock Investment Company, the developer of Crossmoor at Hollingsworth Park, will contribute the three-acre pad-ready pool site, including underground utilities, a parking lot, curbs, sidewalks, and landscaping — worth more than $750,000 — as a gift to jump-start the project.

With a successful capital raise of $1.3 million to fund the pool construction, The Pool at Hollingsworth Park could be open as early as Summer 2023.





Features

➤ Six-lane Junior Olympic saltwater pool

➤ Sundeck designed for kids, featuring in-floor bubblers

➤ Bathrooms with private showers

➤ Covered and shaded areas for dining and gathering

➤ Wrap-around pool deck with tables, umbrellas, and lounge chairs

➤ Designated concessions area

Business Model

The Pool at Hollingsworth Park will operate as a not for profit private swim club with a paid memberships revenue model. Memberships provide access to the pool and its amenities.

Under management of its Board of Directors, the swim club will use revenue to support the operations and maintenance of the pool facilities, administer the swim club and pay financial returns to investors. Membership is expected to be capped at 350 members.

Before launching this capital raise, the swim club verified demand for a private pool with an extensive survey of Hollingsworth Park residents. With over 350 residents indicating interest and providing information for membership marketing, it seems the biggest challenge will be deciding who gets to join first!



The Leadership

The development project is led by Hollingsworth Park resident Chris Babcock and a Board of Directors comprising neighborhood residents with professional expertise in real estate development, construction, financing, marketing and business strategy as well as plenty of local swim team experience.

As a fourth-generation real estate development firm, Babcock Investment Company has developed dozens of residential and commercial projects in Florida, Georgia and South Carolina. All are committed and excited to bringing this in-demand amenity to their neighborhood — truly, investing where they live!

Investment Summary

Proposed Terms

- This offering is for a **Term Loan**

- Amount: up to **$1,500,000**

- Maturity: **8 years,** interest-only construction period up to one year

- Interest rate: **6% per year**

As a term loan, the offering is prepayable as the swim club generates cash flow from operations. Membership initiation fees will provide a substantial pay-down in year 1, expected to be ~34% of the loan principal.

Thereafter, the swim club will make scheduled principal and interest payments and excess cash flow payments through the life of the loan, anticipated to significantly pay down the loan before maturity or planned refinancing of the remaining loan balance prior to maturity.

Other Notes:

● Investors will be given first priority to purchase pool memberships.

● The pool and amenities are fully designed with architectural and engineering plans in hand and a nearly shovel-ready site.

Pro Forma

SUMMARY OUTPUT	Initial year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7

Operating summary

Initiation fees	$525,000							
Revenue		$228,000	$232,850	$237,777	$242,783	$247,868	$253,036	$257,286
Expenses:								
Facilities		90,500	92,310	94,156	96,039	97,960	99,919	101,918
Taxes, licenses and insurance		18,850	19,120	19,394	19,673	19,957	20,245	20,538
Administration		4,750	4,750	4,750	4,750	4,750	4,750	4,750
Capital reserve and special activities		16,500	16,500	16,500	16,500	16,500	16,500	16,500
Total expenses		130,600	132,680	134,801	136,963	139,167	141,414	143,705
Cash available for debt service		$97,400	$100,170	$102,976	$105,820	$108,701	$111,621	$113,581

Loan summary

Starting loan balance	$1,300,000	$853,000	$806,780	$755,017	$697,341	$633,362	$562,662	$484,801
Interest	78,000	51,180	48,407	45,301	41,840	38,002	33,760	29,088
Principal repayment	525,000	46,220	51,763	57,675	63,979	70,700	77,862	84,493
Ending balance	$853,000	$806,780	$755,017	$697,341	$633,362	$562,662	$484,801	$400,308
Cumulative principal repaid	34%	38%	42%	46%	51%	57%	63%	69%

Projections have been created and vetted by the Board, and developed with the benefit of comparable pool club's financials and actual bids for services in-hand.

Capital Sources/Uses

SOURCES AND USES OF FUNDS

Sources	Amount	%
Promissory note	1,300,000	63%
Developer equity contribution	759,000	37%
Total sources	$2,059,000	100%

Uses	Amount	%
Pool amenity construction	1,300,000	63%
Land and site improvements	759,000	37%
Total uses	$2,059,000	100%

PRO FORMA CAPITALIZATION		
Debt		
Promissory note	1,300,000	63%
Implied equity	759,000	37%
Total capitalization	**$2,059,000**	**100%**

(Total uses $2,059,000 100%)

Our People



Chris Babcock,
Developer

Chris has 24 years of experience in real estate development, entitlement, acquisitions, and dispositions. He is the principal of Babcock Inv



Spencer Elliott,
Board Member

Spencer has 15 years of investment banking, leveraged buyout, and deal management experience. Before moving to Greenville with his family



Jade Poe,
Board Member

Jade is a Greenville native and a Clemson alumnus. She has an MBA in Business Analytics and 10+ of marketing experience. She was previ the principal of Babcock Inv..

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moving to Greenville with his family in..

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marketing experience. She was previ..

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Ashley Niles,
Board Member

Ashley Niles is a native of Greenville South Carolina. She graduated from the University of South Carolina and holds a master's degree in ea..

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Jimmy Giorgi,
Board Member

Jimmy Giorgi is the COO of Rescom Construction in Greenville, SC. Rescom Construction is a general contractor specializing in commercial upf..

Read More

Common Questions

Are there different investment levels and benefits?

Yes. You can see the investment perks here on the offering page and within the Form C.

If I invest in the pool, will I have priority in getting a pool pass?

If I invest in the pool and get a pass, can the pass be transferable if I sell my house?

How much do I need to invest to get on the priority list for a pool pass?

How much will pool membership cost?

Will you raise all $1.5 million from investors in Hollingsworth Park?

Can you tell me more about the swim team?

When will applications for pool membership be available?

Docs

Pool at Hollingsworth Park - Note Purchase Agreement

Download

(https://api.norcapsecurities.com/tapiv3/uploads/5e47be5e-73a4-4207-b2c3-6dd7873b0630_7214985_11645236400.pdf)

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks are listed below, but see the Form C for additional risks and disclosures.

Limited Operating History. The Company is still in an early phase and we are just beginning to implement our business plan.

The Company's future growth depends on constructing and setting up a pool and associated structures that do not currently exist. The Company's ability to execute its business plan depends upon its ability to complete the construction and setup of a pool and associated structures that do not currently exist. Although the Company believes it will be able to complete this construction and setup at a reasonable price, there is no guarantee that this can be achieved. If the construction and setup can only be completed at a considerably higher cost than expected, the Company may need to incur additional debt and its ability to repay the promissory notes may be significantly impacted. Additionally, if the construction and setup is not able to be completed then the Company will not be able to repay the promissory notes.

There may be construction cost overruns and delays. The estimated costs are based on the Company's current estimates. The estimates are, in turn, based on certain assumptions, including, but not limited to, the assumption that this Offering is fully funded.

Key Personnel. The Project is highly dependent on the above director(s) to oversee ongoing operations. Their loss would adversely affect the Company and the Company might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the Company will proceed as planned in the event of the loss in the event of the loss.

Competition. There are other private pools in the Greenville area that represent similar offerings and pricing to members. If the Company has difficulty in attracting members, it is possible the business revenue plan will be hampered and it will significantly impact the Company's ability to repay the promissory notes.

Disclosures

Chadsworth Drive Swim Club, Inc. Form C filing can be found here (once live).

Vicinity will be compensated upon a successful raise at 4% of the total amount raised, plus securities in the same form offered to the public equal to 2% of the total number of securities sold in the offering.

There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from the Company to investors that will be withheld from the payments to investors.



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